Vaughn W. Duff, Esq.

General Counsel x2126

Via FAX to 202-772-9201

August 14, 2008

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:

 Comment Letter, dated July 3, 2008:

Think Partnership Inc. (the “Company”)

CIK 00829323

Form 10-K for the Fiscal Year Ended December 31, 2007,

Filed April 30, 2008 and Amendment Filed on April 20, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 1-32442

Dear Mr. Spirgel:

This letter is the Company’s response to comments contained in Mr. Spirgel’s captioned letter dated July 3, 2008.  For your convenience, we have reprinted the text of the comments in your letter in italics, followed by our response.

Liquidity and Capital Resources

In future filings, please provide a discussion of your ability to meet both your short-term and long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

The Company has reviewed the cited Releases and duly notes the Staff's comment regarding the disclosure requirements for future short-term and long-term liquidity needs.  As requested, the Company will include the noted disclosure as appropriate in future filings.

Signatures

Please acknowledge your understanding that the filing must be signed by your controller or principal accounting officer.  See General Instruction D.1 to the Form 10-K.

The Company acknowledges our understanding that the Form 10-K must be signed by our principal accounting officer.  The recently filed 10K/A was signed by Mr. Brown as both the CFO and principal accounting officer, so noted in the signature block.

Exhibits 31.1 and 31.2

Please amend to provide the required statement under #4(b) of Exhibit 31 of Item 601 of Regulation S-K.  Also, revise the introductory language in paragraph 4 to include the appropriate reference to internal control over financial reporting.  Similarly revise to comply with this comment in your Form 10-Q for the quarterly period ended March 31, 2008.

The Company has amended its Form 10-K to comply with Item 601 of Regulation S-K.  The Company has similarly amended its Form 10-Q for the quarter ended March 31, 2008 for the required language.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

General

We noted that the Part III information, which was incorporated by reference to this amendment, was not filed within 120 days of the end of your fiscal year, and therefore, your Form 10-K was not deemed a timely filing.  See Instruction G.3 of Form 10-K.

The Company duly notes the Staff's comment and has had supplemental communications with the Staff regarding this matter.  The Staff has advised the Company that its request for a waiver of the application of General Instruction I(A)(3)(b) to the Company’s eligibility for the use of Form S-3 was granted.

Compensation Discussion and Analysis, page 6

We note your disclosure on page seven that you refer to peer group salary ranges for similar executives in considering potential base salary increases. In future filings, please explain the nature of this survey data, including how it was obtained and what specific elements were reviewed.  If such information was material to the Compensation Committee’s compensation policies and decisions, indicate what companies were a part of such survey information.

The Company duly notes the Staff's comment and included additional disclosure where appropriate in subsequent filings.

We note that the company has adopted a performance-based cash award program and that Mr. Mitchell received bonuses upon the attainment of individual performance goals and objectives.  We also note the use of performance of personal objectives as a factor in determining awards under the long-term incentive plan.  In future filings, please clearly identify the performance targets or threshold levels pertaining to such awards, unless doing so would cause the company material competitive harm.  If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K.  If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for the same Instruction for both the individual and the company performance measures.

The Company duly notes the Staff's comment and included additional disclosure where appropriate in subsequent filings.

In future filings, please explain the basis for the board’s determination to award (or not award, as was the case for 2007) bonuses to the named executive officers.  We note that annual bonuses are contemplated by Messrs. Brown and Linden’s employment agreements.

The Company duly notes the Staff's comment and included additional disclosure where appropriate in subsequent filings.

Thank you for your consideration of this matter.  If you have any additional questions or comments concerning this request, please do not hesitate to contact me.

Sincerely,

/s/VAUGHN W. DUFF
Vaughn W. Duff General Counsel 727-324-0046 x7126

cc:  Jody Brown, CFO